SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                   FORM 11-K/A

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to __________

                        Commission file number 000-25439

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Troy Financial Corporation
                  32 Second Street
                  Troy, New York 12180

                              REQUIRED INFORMATION

                                                                                    PAGE
                                                                                    -----
Independent Auditors' Report....................................................      1

Financial Statements:

     Statements of Net Assets Available for Benefits ...........................      3
     Statements of Changes in Net Assets Available for Benefits ................      4
     Notes to Financial Statements..............................................      5

Schedules:

1    Line 27(a) - Schedule of Assets Held for Investment Purposes...............     12

2    Line 27(d) - Schedule of Reportable Transactions...........................     13

Exhibit:

Exhibit 23        Consent of Independent Auditors


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Troy Savings Bank:

We have audited the accompanying statements of net assets available for benefits of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by RSI Retirement Trust, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the trustee, which is summarized in note 8, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of and for the year ended December 31, 1998. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust as of December 31, 1999, and for the year then ended present fairly, in all material respects, the financial status of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust as of December 31, 1999, and changes in its financial status for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ KPMG LLP

Albany, New York
June 21, 2000

                       THE TROY SAVINGS BANK 401(K)
                   SAVINGS PLAN IN RSI RETIREMENT TRUST

              Statements of Net Assets Available for Benefits

                        December 31, 1999 and 1998



                                                                               1999                1998
                                                                         -----------------   -----------------
Investment in funds managed by RSI Retirement Trust,
    at fair value  (note 11)                                              $      3,197,322           4,971,064

Troy Financial Corporation common stock, at fair value (note 11)                 2,219,303                 --

Retirement System Group,  Inc. common stock, at fair value                             263                 286

Money market funds, at fair value                                                   47,955                 --

Loans to participants (note 7)                                                     222,569             202,905
                                                                         -----------------   -----------------
          Total investments                                                      5,687,412           5,174,255
                                                                         -----------------   -----------------

Accrued dividends receivable                                                           221                 --
                                                                         -----------------   -----------------

Net assets available for benefits                                         $      5,687,633           5,174,255
                                                                         =================   =================


See accompanying notes to financial statements.

                        THE TROY SAVINGS BANK 401(K)
                    SAVINGS PLAN IN RSI RETIREMENT TRUST

         Statements of Changes in Net Assets Available for Benefits

               For the years ended December 31, 1999 and 1998



                                                                             1999           1998
                                                                        -------------   -------------
Additions to net assets attributed to:
    Contributions:
       Employer                                                         $      35,952         154,646
       Employee                                                               462,961         436,173
                                                                        -------------   -------------
                                                                              498,913         590,819
                                                                        -------------   -------------
    Investment income:
       Net appreciation in fair value of investments (note 11)                643,176         547,716
       Dividends                                                               12,299              --
       Interest income from loans to participants                              16,231          15,602
                                                                        -------------   -------------
                                                                              671,706         563,318
                                                                        -------------   -------------

       Total additions                                                      1,170,619       1,154,137
                                                                        -------------   -------------

Deductions from net assets attributed to:
    Benefits and withdrawals paid to participants                             653,765         368,609
    Forfeitures returned to Employer                                            3,476              --
                                                                        -------------   -------------

       Total deductions                                                       657,241         368,609
                                                                        -------------   -------------

       Net increase                                                           513,378         785,528

    Net assets available for benefits:
       Beginning of year                                                    5,174,255       4,388,727
                                                                        -------------   -------------
       End of year                                                   $      5,687,633       5,174,255
                                                                        =============   =============


See accompanying notes to financial statements.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    ORGANIZATION

              As of April 1, 1989,  The Troy Savings  Bank (the  Employer or the
              Bank) adopted The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan), which is trusteed by RSI Retirement Trust (the Trustee), for the Bank's employees. This Plan is a defined contribution plan.

       (B)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those assets.

       (C)    INVESTMENT VALUATION

              All investments are reported at fair value. Fair value is measured by RSI Retirement Trust by the market price, if there is an active market for the investment, or at an estimated market value if a market price is not available. Loans to participants are valued at the principal amount borrowed, less any repayment.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              Investment income recognized by the Plan includes current earnings from investments, net gains (losses) realized from the sale of investments, and the net change in the unrealized appreciation or depreciation of investments.

       (D)    USE OF ESTIMATES

              The  preparation  of  financial   statements  in  conformity  with
              generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


                                  (Continued)

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(2)    SUMMARY OF PLAN

       (A)    GENERAL

              The following description of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

              The Plan covers all eligible employees of the Employer on the following basis:

                (i) Eligible employees may elect to contribute up to 15% of regular wages into the Plan. Prior to March 26, 1999, the Employer contributed a matching contribution equal to 50% of each employee participant's contributions up to a maximum of 6% of each employee participant's earnings. Effective March 26, 1999, the Plan was amended to state that all Employer matching contributions shall cease. The maximum allowable contribution for each eligible employee was $10,000 during 1999 and 1998.

                (ii) Employee  contributions  and all earnings,  appreciation or additions allocable thereto, less any depreciation, loss, or distributions allocable therefrom are fully vested under the Plan. The remainder of the balance of the account for each participant becomes vested at 20% upon completion of one year as a participant in the Plan, and an additional 20% for each succeeding year, until a participant becomes 100% vested after five years of participation.

       (B)    PLAN TERMINATION

              While the Bank has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, the accounts of all participants affected thereby shall become fully vested, and the assets remaining, after payment of any expenses properly chargeable thereto, will be distributed to participants and beneficiaries in proportion to their respective account balances.

       (C)    ADMINISTRATIVE  EXPENSES

              The Trustee  charges  the Bank  directly  for the Plan's  share of
              administrative   expenses.   These  payments  for   administrative
              expenses are therefore not charged against the Plan's assets.


                                  (Continued)

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       (D)    FORFEITURES

              Upon distribution of the vested portion of a terminated participant's account, any nonvested portion of the account shall be deemed to be a forfeiture. Prior to June 24, 1999, such forfeitures were applied to reduce the amount of subsequent Employer matching contributions. The amount of forfeitures applied to reduce the amount of Employer matching contributions during 1999 and 1998 was $2,930 and $6,697, respectively. Effective June 24, 1999, the Plan was amended to state that forfeitures shall be returned to the Employer. The amount of forfeitures returned to the Employer during 1999 was $3,476.

(3)    INVESTMENT OPTIONS

       The Bank has entered into a trust agreement with the Trustee for the holding, investing and administration of the contributions pursuant to the terms of the Plan. These contributions are included in the investment accounts listed below:

              Core Equity Fund

              Emerging Growth Equity Fund

              Value Equity Fund

              International Equity Fund

              Intermediate Term Bond Fund

              Actively Managed Bond Fund

              Short Term Investment Fund

              Troy Financial Corporation Common Stock

       Participants must direct the manner in which all contributions made on their behalf are invested in the Plan investment accounts. Thus, they may direct the investment of proportionate parts of those contributions in any of the accounts described above in multiples of 5%. Participants may change their election concerning choice of account(s) for investments and contributions in accordance with procedures described in the Plan.


                                  (Continued)

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(4)    DEATH, RETIREMENT AND DISABILITY BENEFITS

       Upon death, retirement or disability, employees will be 100% vested in Employer contributions.

(5)    BREAK IN SERVICE

       If a participant terminates employment with the Bank after participating in the Plan and is subsequently reemployed by the Bank, the participant is entitled to credit for vesting purposes for prior years of service provided the number of consecutive one-year breaks in service do not equal or exceed the greater of five years or the number of prior years of service.

(6)    WITHDRAWAL OF FUNDS

       After attaining age 59-1/2, a participant may withdraw once every six months all or a portion of the net value credited to the participant's account.

       A participant under the age of 59-1/2 may only make a withdrawal from what they have contributed and the earnings thereon if they have a financial hardship. The Plan Committee must approve their request and amount of payment. Hardship is defined in the Plan as death or serious illness, educational needs of immediate family, purchase or construction of a principal residence, or any similar circumstance, at the discretion of the Plan Committee.

       Unless elected otherwise, the balance in a participant's account will be paid not later than the 60th day after the close of the Plan year at the latest of the attainment of normal retirement age of 65 or the date of termination of employment. Upon attainment of normal retirement age or termination of employment, participants may elect to keep their balance in the Plan for a period not to exceed ten years.

       Benefits may be paid in a lump sum or, if the Plan Committee approves, in annual installments over a period not longer than 10 years.


                                  (Continued)

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(7)    PARTICIPANT LOANS

       Participants may borrow on funds in which they are 100% vested in the Plan. The maximum loan amount is the lesser of 50% of the Plan account funds in which the participants are 100% vested or $50,000 less the highest outstanding loan balance under the Plan during the preceding year.

       The term of the loan is not to exceed five years, but may be up to ten years if used to purchase or build a principal residence. The loan interest rate is the prime rate, rounded to the nearest quarter of one percent, as published in the Wall Street Journal on the first day of the month in which the employee requests the loan.

       At December 31, 1999 and 1998, there were loans outstanding of $222,569 and $202,905, respectively, at interest rates ranging from 6.25% to 8.50% payable over two to ten years.

(8)    INFORMATION CERTIFIED BY THE PLAN TRUSTEE

       In 1998, the Trustee furnished certain information to the Plan Administrator and certified to its completeness and accuracy. This information included, but was not limited to, summaries of investments, investment transactions and investment income earned.

(9)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust. RSI Retirement Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are shares of Retirement System Group, Inc. common stock. Retirement System Group, Inc. is the holding company for RSI Retirement Trust (the trustee as defined by the Plan) and, therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are shares of Troy Financial Corporation common stock. Troy Financial Corporation is the holding company for The Troy Savings Bank and, therefore, these transactions qualify as party-in-interest transactions.


                                  (Continued)

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(10)   TAX STATUS

       The Internal Revenue Service has determined and informed the Bank by a letter dated March 31, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

(11)   INVESTMENTS

       The following presents investments at December 31, 1999:

                                                   SHARES             SHARE
                                                  OR UNITS           OR UNIT        FAIR
  DESCRIPTION OF INVESTMENT                         HELD              VALUE         VALUE
  -------------------------                       --------         ----------     ---------
  Investment in mutual funds managed by
    RSI Retirement Trust:
       Equity funds:
           Core Equity Fund                        13,462           $ 114.56      $1,542,214*
           Emerging Growth Equity Fund              4,097             119.89         491,218*
           Value Equity Fund                        6,363              77.88         495,587*
           International Equity Fund                3,183              67.32         214,278
                                                                                  ----------
                                                                                   2,743,297
                                                                                  ----------
       Fixed income funds:
           Short Term Investment Fund               9,653             23.50          226,840
           Intermediate Term Bond Fund              3,062             34.49          105,599
           Actively Managed Bond Fund               3,297             36.88          121,586
                                                                                  ----------
                                                                                     454,025
                                                                                  ----------
             Total investment in mutual funds managed
               by RSI Retirement trust

                                                                                  $3,197,322
                                                                                  ==========

    Investment in common stock held by
      RS Group Trust Company as trustee:

          Troy Financial Corporation              217,835            10.19        $2,219,303*
                                                                                  ==========


*Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 1999.

                                  (Continued)

The following presents investments at December 31, 1998:

                                               SHARES           SHARE
                                              OR UNITS         OR UNIT            FAIR
   DESCRIPTION OF INVESTMENT                    HELD            VALUE            VALUE
   -------------------------                  --------        ---------       -----------
   Investment in mutual funds managed by
     RSI Retirement Trust:
       Equity funds:
          Core Equity Fund                      19,093        $ 95.24         $1,818,438*
          Emerging Growth Equity Fund           12,601          68.00            856,901*
          Value Equity Fund                     10,949          68.09            745,510*
          International Equity Fund              6,134          53.10            325,691*
                                                                              -----------
                                                                               3,746,540
                                                                              -----------

      Fixed income funds:
          Short Term Investment Fund            30,793          22.57            695,005*
          Intermediate Term Bond Fund            6,660          34.27            228,239
          Actively Managed Bond Fund             7,979          37.76            301,280*
                                                                              -----------
                                                                               1,224,524
                                                                              -----------
            Total investment in mutual funds managed
               by RSI Retirement Trust

                                                                              $4,971,064
                                                                              ==========


*Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 1998.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $643,176 as follows:

  Mutual funds                                                   $617,123
  Common stocks                                                    26,053
                                                                 --------

                                                                 $643,176
                                                                 ========


During 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $547,716 as follows:

 Mutual funds                                                   $547,735
 Common stocks                                                       (19)
                                                                --------

                                                                $547,716
                                                                ========


                       THE TROY SAVINGS BANK 401(K)
                   SAVINGS PLAN IN RSI RETIREMENT TRUST

       Line 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1999



                                                                                                   FAIR
IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                         COST            VALUE
----------------------------     ------------------------------------------  --------------  -------------
Federated                        Money Market Fund                           $       47,955         47,955

*RSI Retirement Trust            Equity funds:
                                    Core Equity Fund                                428,363      1,542,214
                                    Emerging Growth Equity Fund                     305,859        491,218
                                    Value Equity Fund                               407,517        495,587
                                    International Equity Fund                       170,194        214,278
                                                                             --------------  -------------
                                                                                  1,311,933      2,743,297
                                                                             --------------  -------------

                                 Fixed income funds:
                                    Short Term Investment Fund                      227,612        226,840
                                    Intermediate Term Bond Fund                     109,243        105,599
                                    Actively Managed Bond Fund                      128,245        121,586
                                                                             --------------  -------------
                                                                                    465,100        454,025
                                                                             --------------  -------------

*Troy Financial Corporation      Common stock                                     2,197,708      2,219,303

*Retirement System
    Group, Inc.                  Common Stock                                           253            263

*Loans to participants           6.25% to 8.50%                                     222,569        222,569
                                                                             --------------  -------------

                                                                             $    4,245,518      5,687,412
                                                                             ==============  =============

* Indicates that the issuer is a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1999


                                                                                                       CURRENT VALUE
                                                                             EXPENSE                    OF ASSET ON
 IDENTITY OF                            PURCHASE     SELLING     LEASE    INCURRED WITH     COST OF      TRANSACTION    NET GAIN
PARTY INVOLVED   DESCRIPTION OF ASSET     PRICE       PRICE     RENTAL     TRANSACTION       ASSET          DATE        OR (LOSS)
--------------   --------------------   --------     -------    ------     -----------       -----          ----        --------
  Federated        Money Market        $ 299,437          --        --             --       299,437        299,437            --
                   Money Market               --     251,482        --             --       251,482        251,482            --

     Note: Reportable transactions, for purposes of this schedule are:

          (a) Any single transaction, within the Plan year, with respect to any plan asset involving an amount in excess of 5% of the current value of Plan assets, at the beginning of the year, and

          (b) Any series of transactions, within the plan year, which involve an amount, when aggregated, in excess of 5% of the current value of Plan assets, at the beginning of the year, with respect to transactions involving:
               (1) the same person, in the case of Plan assets other than securities
               (2) the same person, in the case of Plan assets which are securities, and
               (3)  Plan assets which are securities of the same issue.

                                   SIGNATURES

     The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust




Date:  June 28, 2000                /s/ Evelyn A. Morris
                                    --------------------
                                        Evelyn A. Morris
                                        Plan Administrator

                                  EXHIBIT INDEX



             Exhibit No.              Exhibit
             -----------              -------
                23                    Consent of Independent Public Accountants